Exhibit 23.01
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated March 17, 2009, with respect to the consolidated financial statements (which report excluded an opinion on the financial statements of Sunstone China Limited, formerly known as Hong Kong Fly International Health Care Limited and subsidiary, an equity method investment at and for the two month period ended December 31, 2007) schedule and internal controls over financial reporting included in the Annual Report of BMP Sunstone Corporation and subsidiaries included in Form 10-K for the year ended December 31, 2008 which are incorporated by reference in this Registration Statement of Form S-3. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and reference to the use of our name as it appears under the heading “Experts.”
/s/ Grant Thornton
Hong Kong
June 12, 2009